DECHERT LLP
1775 I Street, N.W.
Washington, D.C. 20006
(202) 261-3300

January 4, 2012

VIA EDGAR CORRESPONDENCE

Mr. Brion R. Thompson
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	New Covenant Funds
Preliminary Proxy Statement on Schedule 14A
File Nos. 811-09025 and 333-64981

Dear Mr. Thompson:

On behalf of the New Covenant Funds (the “Trust”) and its four separate investment series, New Covenant Growth Fund, New Covenant Income Fund, New Covenant Balanced Growth Fund and New Covenant Balanced Income Fund (the “Funds”), I wish to respond to the comments that you provided to me over the telephone on December 22, 2011 with respect to the Trust’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).  The proposed responses on behalf of the Trust to each of the comments are set forth below.

1.  General Comment

Comment:    Please confirm that the Trust will be able to rely on the “manager-of-managers” exemptive relief previously obtained by SEI Investment Management Corporation (“SIMC”) in the event that SIMC becomes investment adviser to the Trust.

Response:   This will confirm that the “manager-of-managers” exemptive relief that was previously obtained by SIMC will be applicable to the Trust if SIMC becomes investment adviser to the Trust because the exemptive relief obtained by SIMC is applicable to all registered investment companies advised by SIMC, which would include the Trust.

2.  Proposal 1 – Introduction – Nominee Information Table

Comment:    In the biographical information for the Trustees, disclose those “Other Directorships Held by Trustee or Nominee for Trustee” that have been held during the past five years, not solely those held currently.

Mr. Brion R. Thompson
Division of Investment Management
January 4, 2012

Response:   The requested disclosure has been added.

3.  Proposal 1 – Board Leadership Structure

Comment:    In the first paragraph of this section, disclose that Mr. Lesher would be an Interested Trustee of the Trust.

Response:   The requested disclosure has been added.

4.  Proposal 1 – Board Leadership Structure

Comment:    In the second paragraph of this section, provide disclosure regarding how the Board of the SEI Funds Complex considers its leadership structure to be appropriate.

Response:   The requested disclosure has been added.

5.  Proposal 2 – Current Investment Advisory Arrangement

Comment:    Provide disclosure indicating when the Current Advisory Agreement was last approved by shareholders and under what circumstances.

Response:   The requested disclosure has been added.

6.  Proposal 2 – Current Investment Advisory Arrangement

Comment:    Provide disclosure indicating the total dollar amount of investment advisory fees paid to One Compass Advisors by the Funds for the most recent fiscal year.

Response:   The requested disclosure has been added.

7.  Proposal 2 – Other Funds With Similar Investment Objectives

Comment:    Item 22(c)(10) provides that disclosure should be provided with respect to other funds advised by the investment adviser that have a similar investment objective.  The disclosure in the Proxy Statement indicates that the funds presented have similar investment strategies.  Confirm that the funds presented have similar investment objectives in addition to having similar investment strategies.  In addition, Item 22(c)(10) requires that the size of the other similar funds be disclosed.  Further, Item 22(c)(10) provides that disclosure should be included indicating whether the investment adviser has waived, reduced, or otherwise agreed to reduce its compensation under any applicable contract with respect to the other similar funds presented for the past fiscal year.

Response:   The requested disclosure has been added.

Mr. Brion R. Thompson
Division of Investment Management
January 4, 2012

8.  Proposal 2 – Board Considerations Regarding Approval of the Proposed Advisory Agreement

Comment:    The disclosure indicates that the Board of Trustees of the Trust reviewed performance information with respect to SIMC for its multi-manager funds having similar investment objectives as the Growth Fund and the Income Fund.  Provide additional disclosure regarding the finding of the Board with respect to the performance information presented.

Response:   The requested disclosure has been added.

*           *           *           *

Please be advised that the Trust intends to file definitive proxy materials which will reflect all of the responses set forth above.

I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Trust, with respect to the foregoing, that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

•
SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing made; and

•	the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your prompt attention to this matter.

Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or via e-mail at patrick.turley@dechert.com with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Patrick W.D. Turley

16909115.1.BUSINESS                                                                                                                                                    3